March 31, 2008

Robert Huang
Chief Executive Officer
Synnex Corporation
44201 Nobel Drive
Fremont, CA 94538

> **Re:** **Synnex Corporation**
> **Form 10-K for the Fiscal Year Ended November 30, 2007**
> **Filed February 13, 2008**
> **Definitive Proxy Statement Filed February 22, 2008**
> **File no. 1-31892**

Dear Mr. Huang:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended November 30, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

1.   When drafting this section, please ensure that you not only provide quantified disclosure of the changes that occurred from period to period, but that you also discuss in material detail the factors affecting the changes. For instance, you state

that your gross profit is affected by a variety of factors, including competition, the mix and average selling prices of products and services you sell, the mix of customers to whom you sell, your sources of revenue by division, rebate and discount programs from your suppliers, freight costs, reserves for inventory losses, fluctuations in revenue and overhead costs of your contract assembly and business process outsourcing services. In future filings, please ensure that you address and quantify the underlying business conditions that you believe affected the changes experienced from period to period and your overall performance.

2.   Your description of the fluctuations in your revenue does not explain whether changes in prices for the services you provide and products you buy and sell had a material effect on the changes in your revenues from one period to the next. You should disclose in quantitative terms the extent to which changes in revenues from one period to the next were attributable to changes in prices as opposed to changes in volume. The existing disclosure fails to inform investors whether prices for the services and products you sold have increased or decreased and by how much. Please ensure that you address these matters in future filings. See Item 303(a)(3)(iii) of Regulation S-K.

3.   We note your disclosure of various related party transactions elsewhere in your 10-K and definitive proxy statement. Include in your MD&A descriptions of all material transactions involving related persons or entities, with clear discussion of arrangements that may involve transaction terms or other aspects that differ from those which would likely be negotiated with clearly independent parties. Please consider describing the elements of the transactions that are necessary for an understanding of the transaction's business purpose and economic substance, their effects on the financial statements, and the special risks or contingencies arising from these transactions. See SEC Release No. 33-8056.

Consolidated Statement of Operations, page 50

4.   We note from your disclosures in Note 2 that you enter into business process outsourcing services. Tell us the amount of revenues earned from services for each period presented. Also, tell us how you considered the requirements of Rule 5-03(b)(1) and (2) of Regulation S-X to disclose product and service revenues and their respective costs separately.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 57

5.   We note that your current revenue recognition policy does not include a discussion of the various service businesses you acquired such as the internet and web-hosting services in China. Tell us the nature and terms of your internet and web-hosting services and how you account for such services. Also, please tell us what consideration you have given to revising your policy disclosures to reflect your current business including your acquisitions and provide any proposed revisions you may be considering.

Note 3. Classification of Trading Securities in the Statement of Cash Flows, page 61

6.   We note your disclosures regarding the reclassification adjustments in the Company's Consolidated Statements of Cash Flows for the fiscal year ended November 2005 and 2006 and that the reclassification adjustment was made to correctly reflect the purchase and proceeds from the sale of trading securities as cash flows from operating activities. We also note that the Company concluded this correction was not material to the previously filed annual financial statements in 2005 and 2006. Tell us when you discovered this error and how you determined, at that time, that these adjustments were not material to the Company's previously filed annual and quarterly financial statements and why you believed that amendments were not necessary. Also, tell us how you considered SFAS 154 in determining that these reclassification adjustments were not corrections of errors and how you analyzed these adjustments pursuant to SAB 99.

Exhibit 31

7.   We note that the identification of the certifying individual at the beginning of each of the certifications required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certifications should be revised so as not to include the individual's title.

Definitive Proxy Statement Filed February 22, 2008

General

8.   As you may be aware, the Division has recently released Staff observations relating to a focused review of executive compensation disclosure. This guidance, which is available at

http://www.sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm, may be helpful as you review the comments set forth below and should be given appropriate consideration when drafting future versions of your executive compensation and other related disclosure.

Compensation Discussion and Analysis, page 11

9.   Although you provide a general discussion of your policies relating to your compensation program, please include a more focused discussion that not only sets forth the actual amounts awarded under each element but also provides substantive analysis and insight into how your Compensation Committee determined the actual award amounts.

10.   Item 402(b)(2)(v)-(vii) of Regulation S-K requires appropriate disclosure of the specific items of corporate and individual performance that are taken into consideration in setting compensation policies and making compensation decisions and how specific forms of compensation are structured and implemented to reflect these performance items. For instance, you should discuss the measures used to determine base salaries, disclose the identity of the competitors whose equity grants you considered, and describe the specific elements of corporate performance you used to determine your equity grants. With respect to performance target levels, to the extent you have omitted this disclosure under Instruction 4 to Item 402(b) of Regulation S-K, provide us with a detailed supplemental analysis supporting your conclusion and provide appropriate disclosure pursuant to Instruction 4. You should also disclose how difficult it will be for you to achieve the target levels or other factors, providing as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm. In this regard, consider providing disclosure that addresses the relationship between historical and future achievement and the extent to which the Committee set the incentive parameters based upon a probability that you would achieve the performance objectives.

Certain Relationships and Related Party Transactions, page 26

11.   Please clarify the relationships among Synnex Technology International, MiTAC Incorporated, MiTAC International, and Synnex Corporation. As an initial matter, a chart would greatly assist investors in understanding these relationships. More critically, rather than merely describing the stockholdings of these entities, please explain who formed the entities, who controls the entities, and any insider participation between and among them. The business purpose and effect of this complex corporate structure is not clear.

12.   For each transaction disclosed in this section, please ensure that you disclose the basis on which the person is a related person, the related person's interest in the transaction, the approximate dollar value amount involved in the last fiscal year, and the approximate dollar value of the related person's interest in the transaction for the last fiscal year. See Item 404(a) of Regulation S-K. In each case, also disclose whether the economic terms of the related party transaction in the last fiscal year approximated those that could have been obtained on an arm's length basis. In the event that the economic terms deviate from that standard, please inform investors as to the degree or the estimated degree of deviation. The related party disclosure should give readers some idea of the extent to which the company is either dependent on advantageous terms in these relationships, or materially impacted by disadvantageous terms. Finally, in each case, please tell us whether you have filed the relevant agreement as an exhibit to your periodic reports, and if not, please explain your analysis under Item 601(b)(10) of Regulation S-K.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

  • the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  • staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kari Jin, Staff Accountant, at (202) 551-3481 or Patrick Gilmore, Senior Staff Accountant, at (202) 551-3406, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan Jacobson, Staff Attorney, at (202) 551-3428 and David Orlic, Special Counsel at (202) 551-3503. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Kathleen Collins
Accounting Branch Chief